

82-

Registration No. 4154

RECEIVED
2005 JUN -2 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			

SUPPL

Datum *Date*	17. 5. 2005		
Stran *Pages*	**2 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

Věc
Subject
Dislosure duty – dividend

Dear Sirs,

Pursuant to Act No 256/2004 Coll., subsection 120(4), Rules of Prague Stock Exchange part III annex subsection 8(9)(a) and Listing Rules FSA 23.62 and 23.64(c)(i) please find be informed about sale of subsidiary.

Yours Sincerely,

Sylva Floríková
Head of Compliance

PROCESSED
JUN 02 2005
THOMSON
FINANCIAL

dlw 6/2



Notice of the payment of dividends for 2004

The Board of Directors of Komerční banka, a. s., with its registered office at Prague 1, Na Příkopě 33/969, postal code 114 07, registered in the Register of Companies maintained with the Metropolitan Court in Prague, Section B, File 1360

MAKES THE FOLLOWING ANNOUNCEMENT

in pursuance of S. 178 (9) of Act No. 513/1991 Sb., the Commercial Code as Amended, and of S. 6 (9) of the Articles of Association:

The general meeting of Komerční banka, a. s., held on 28 April 2005

made the following decision

regarding the payment of dividends:

I. The pretax amount of a dividend per share shall be CZK 100.

II. The right to dividend for the year 2004 shall belong to any shareholder holding shares of Komerční banka, a. s., with ISIN CZ0008019106 on the appointed date of May 28, 2005, based on the excerpt from the Issuer's Register kept by the Securities Center. The dividend shall be payable on June 28, 2005. The right to dividend shall become statute-barred upon the expiration of a four-year limitation period. The dividend shall be paid out in the period when the dividend is due at the Bank's expense and risk as described below:

1. To shareholders – natural persons

1.1. in cash - at all of the Bank's sales points except for the sales point at Praha 9 – Prosek, which only makes non-cash transactions, upon the presentation of the shareholder's ID card

1.2. by a non-cash transfer to a bank account made on the basis of information about the bank connection, which must be provided by the shareholder or by the administrator in writing and can be handed in at all sales points of Komerční banka, a. s. If the gross dividend exceeds CZK 1000 - the signature on the written information regarding the bank connection must be attested.

Where the shareholder is represented by another based on a power-of-attorney, the signature on this power-of-attorney must also be attested.

2. To shareholders – legal entities

exclusively by a non-cash transfer from the Bank's account to the shareholder's or administrator's account made on the basis of information about the bank connection provided by the shareholder or by the administrator, and of the presentation of requested documents in accordance with the Articles of Association of Komerční banka, a. s.

Board of Directors of Komerční banka, a. s.